UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-41604

Freightos Limited

(Translation of registrant's name into English)

Technology Park Building 2

1 Derech Agudat Sport HaPo’el

Jerusalem, Israel 9695102

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F

or Form 40-F:	☒ Form 20-F	☐ Form 40-F

CONTENTS

Resignations of Board Members

Guillaume Halleux has resigned from the Board of Directors of Freightos Limited (the “Company”) as of April 30, 2024. Mr. Halleux had been appointed to the board by investor Qatar Airways while the Company was still private, and his resignation follows a few months after leaving his position as Chief Cargo Officer of Qatar Airways and did not arise or result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

In addition, Glen Schwaber has tendered his resignation from the Company’s Board of Directors to be effective July 1, 2024. Mr. Schwaber was first appointed to the Board by one of the Company’s earliest investors and he has been on the Board for more than a decade, and his resignation did not arise or result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Appointments of Board Members

The Board of Directors of the Company has appointed Mark A.P. Drusch to fill the vacancy created by Mr. Halleux’s resignation, effective April 30, 2024. In January 2024, Mr. Drusch was appointed as Mr. Halleux’s successor as Chief Cargo Officer of Qatar Airways, the flag carrier of Qatar that is the largest air cargo carrier in the world. He previously served in various capacities at Qatar Airways, including as Senior Vice President, Revenue Management, Alliances, Loyalty, and Strategy from December 2019 until this year. Before joining Qatar Airways, Mr. Drusch was Vice President at ICF, a global consulting and technology services company from 2016 until 2019, President of The Brierley Group, an enterprise investing, launching, and incubating companies focused on leveraging loyalty to increase engagement with consumers and drive increased sales and profitability, from 2014 until 2016, and held a variety of positions at a number of travel and logistics companies. He holds a B.A. in Political Science and International Relations from Northwestern University.

The Board of Directors of the Company has appointed Tzvia Broida to the Board to fill the vacancy created by Mr. Schwaber’s resignation, effective July 1, 2024. Ms. Broida will serve as the Chair of the Audit Committee of the Company’s Board of Directors. Since 2021, Ms. Broida has served as a board member, chairperson of the audit committee, and the board’s financial expert, at Global-e, a leading platform to enable and accelerate global, direct-to-consumer cross-border e-commerce growth. From 2013 to 2021, she served as a board member, chairperson of the audit committee, and the board’s financial expert of Jacada Ltd., a provider of contact center automation processes. Since 2021, Ms. Broida serves as the chief financial officer of NeuroBlade Ltd, a developer of a complete hardware and software solution for data analytics acceleration. Before joining NeuroBlade, Ms. Broida served as CFO of Sensible Medical Innovations LTD, a market pioneer in medical radar monitoring and imaging technology, from 2011 until 2021. Before that, Ms. Broida served in various positions at Jacada Ltd, including as Chief Financial Officer from 2005 to 2009, and prior to that time she worked as an accountant at several accounting office firms. Ms. Broida received a B.A. in Accounting & Economics from the Hebrew University of Jerusalem.

As described above, Mr. Drusch serves as Chief Cargo Officer of Qatar Airways, which, together with its wholly-owned subsidiary, Alshaffafia Trading W.L.L., is a shareholder of the Company and is party to an amended and restated strategic agreement, dated May 31, 2022, with the Company. There are no arrangements or understandings between Ms. Broida and any other person pursuant to which she was selected to serve as our director.

Incorporation by Reference

The information in this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-270303), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREIGHTOS LIMITED
Date: May 13, 2024
/s/ Michael Oberlander
	Name:	Michael Oberlander
	Title:	General Counsel